Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

January 11, 2021

VIA EDGAR AND FEDERAL EXPRESS

Ms. Sonia Bednarowski

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alignment Healthcare, Inc.

Draft Registration Statement on Form S-1

Submitted December 4, 2020

CIK No. 0001832466

Dear Ms. Bednarowski:

On behalf of Alignment Healthcare, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit in electronic form for nonpublic review the accompanying Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with exhibits, marked to indicate changes from the Registration Statement as originally submitted to the Securities and Exchange Commission (the “Commission”) on December 4, 2020.

Amendment No. 1 is being confidentially submitted to the Commission for nonpublic review pursuant to the filing guidelines announced by the Division of Corporation Finance of the Commission on June 29, 2017 (the “Filing Guidelines”). The Company hereby acknowledges its agreement to the Filing Guidelines.

Amendment No. 1 reflects changes made in response to comments received in a letter from the Staff of the Commission (the “Staff”), dated December 21, 2020 (the “Comment Letter”), and certain other updates. Set forth below are the Company’s responses to the Staff’s comments, presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to Amendment No. 1.

Sonia Bednarowski

Securities and Exchange Commission

Division of Corporation Finance

January 11, 2021

Prospectus Summary

How We are Revolutionizing Healthcare for Seniors

Engage Consumers Directly and Develop Products to Address Their Needs, page 2

1.

Please briefly discuss here how the Net Promotor Score measures member satisfaction and how this metric is calculated, including any underlying assumptions used in the calculation as well as the basis for your belief that your score is significantly higher than typical health plans and is comparable to celebrated consumer brands. In this regard, we note your disclosure on page 68. In addition, please identify the organization that ranked your health plans as one of the top three health plans in terms of richness of benefits in 18 of the 22 markets in which you offer your Medicare Advantage plans.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 2, 7, 68, 103 and 110 of Amendment No. 1.

Industry Overview, page 4

2.	Please define the term “senior” for purposes of the industry information you provide in this section and elsewhere in the prospectus.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 4 and 105 of Amendment No. 1.

Alignment’s Virtuous Cycle, page 6

3.

We note your disclosure on page 7 that “[i]f a single nurse visit to a high-risk senior’s home prevents an avoidable hospitalization, then that visit represents a 30 to 1 return-on-investment, based on the average cost of a nurse visit and hospitalization.” Please disclose the assumptions used to calculate the average costs of a nurse visit and hospitalization. Similarly, on page 84, you disclose that your 2019 “hospitalization rate, emergency room visit rate, and skilled nursing facility admissions were 38%, 40%, and 33% better than 2018 Medicare FFS performance, respectively.” Please disclose the assumptions or estimates used in your calculations. In addition, please disclose the basis for your statement on page 11 that your Care Anywhere program results in reductions in unnecessary emergency room visits and inpatient care and lower re-admissions rates.

Response: The Company acknowledges the Staff’s comment. With respect to the average cost of a nurse visit and hospitalization, the Company has calculated such costs based on internal historical cost data for the year ended December 31, 2019. The Company notes that the statement referenced in the Staff’s comment is intended to illustrate the significant difference between the average cost of a nurse visit compared to the average cost of hospitalization. The specific assumptions relating to such costs are competitively sensitive, and the Company respectfully submits that the disclosure of such assumptions is not necessary for an investor’s understanding of the disclosure referenced in the Staff’s comment.

With respect to the hospitalization rate, emergency room visit rate and skilled nursing facility admissions, as well as the statement regarding the Company’s Care Anywhere program, the Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 11, 84, 117 and 119 of Amendment No. 1.

Sonia Bednarowski

Securities and Exchange Commission

Division of Corporation Finance

January 11, 2021

4.

We note your disclosure on page 7 that since inception you have had a 39% revenue and 33% membership compound annual growth rate. Please disclose here your revenue, net losses and membership numbers, including the percentage of members who renewed their membership, for the fiscal year ended December 31, 2019 and, when available, the fiscal year ended December 31, 2020. Also, please disclose here, if true, that you expect that your aggregate costs will increase substantially in the foreseeable future as you expect to invest heavily in increasing your membership base, expanding your operations, hiring additional employees and operating as a public company, and, disclose here and on page 24, if possible, an estimate of the aggregate cost.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 7, 8, 110 and 111 of Amendment No. 1. The percentage of members who renew their membership in any given period is competitively sensitive, and the Company respectfully submits that the disclosure of such information is not necessary for an investor’s understanding of the disclosure referenced in the Staff’s comment. The Company also confirms that it is not possible to provide an estimate of the aggregate cost referenced in the Staff’s comment given the significant number of factors, including many that are beyond the Company’s control, that could affect costs incurred in the future.

Our Results, page 7

5.

Please balance your disclosure on page 7 regarding the “higher degree of visibility to [y]our full year projected revenue early in the calendar year” by disclosing the effect of CMS’s risk adjustments, new members that join as the year progresses and senior mortality.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 8 and 110 of Amendment No. 1.

Sonia Bednarowski

Securities and Exchange Commission

Division of Corporation Finance

January 11, 2021

6.

Please disclose here the number of members enrolled pursuant to your contracts with the CMS and the number of members enrolled pursuant to your agreements with Third Party-Payors, and briefly summarize the differences in how you earn revenue in connection with each such category of members. In addition, please provide a brief definition or a cross-reference to the definition of the term Medical Benefits Ratio the first time this term is used. Also, in an appropriate section of the prospectus, please disclose the differences, if any, between the calculation you use for the Medical Benefits Ratio and the calculation used to determine whether you have satisfied the CMS minimum annual Medical Loss Ratio of 85%.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 8 and 87 of Amendment No. 1. The Company advises the Staff that, as of January 1, 2021, substantially all of its members were enrolled pursuant to contracts with CMS.

The Company calculates Medical Benefits Ratio by dividing total medical expenses, excluding depreciation, by total revenues in a given period. When the Company determines, on an annual basis, whether it has satisfied the CMS minimum Medical Loss Ratio of 85%, adjustments are made to the Medical Benefits Ratio calculation to include certain additional expenses related to improving the quality of care provided, and to exclude certain taxes and fees, in each case as permitted or required by CMS and applicable regulatory requirements.

Our Growth Strategy

Capitalize on the significant opportunity within our current markets, page 11

7.	We note your disclosure on page 12 that you have “grown to approximately 10-20% market share in your most mature markets.” Please identify your “most mature markets.”

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 12 and 119 of Amendment No. 1.

Implications of Being an Emerging Growth Company, page 15

8.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

Response: The Company acknowledges the Staff’s comment and confirms that any written communications will be provided to the Staff in due course. The Company confirms that no such written communications have been used as of the date of this letter.

Sonia Bednarowski

Securities and Exchange Commission

Division of Corporation Finance

January 11, 2021

Risk Factors

Risks Related to Our Business

We may not be successful in maintaining or improving our Star ratings, page 29

9.

Please disclose your overall Star rating and quantify the effect that the unanticipated changes to the Star rating calculation methodology in 2020 had upon your Star rating. In addition, to the extent material to understanding your business, please disclose your CMS Star ratings in California, Nevada and North Carolina as well as your overall Star ratings in your business section. In this regard, we note your disclosure of your California Star ratings on pages 83 and 84.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 29 of Amendment No. 1. The overall Star ratings for the Company’s plans is 4.0 for the 2021 rating year / 2022 payment year. Due to the impact of the COVID-19 pandemic, CMS elected not to accept certain Star rating data inputs for the 2019 dates-of-service measurement period, which inputs were used to determine the 2021 rating year / 2022 payment year Star ratings. Partial 2018 and partial 2019 measurement performance data was ultimately used by CMS. The hybrid measurement approach relying on performance data across two calendar years had a negative impact on the calculation of our Star ratings. The Company respectfully advises that it is not possible to precisely quantify the effect that the unanticipated changes to the calculation methodology had on the Company’s Star rating, because the Star rating is calculated holistically based on a number of factors.

The Company further advises that the Company’s plans in California currently have a 4 Star rating, and that Nevada and North Carolina do not yet have independent Star ratings due to the Company’s limited operating history in those markets. As a result, payments in Nevada and North Carolina are expected to be based on the Company’s California Star rating for the next several years.

Risks Related to Regulation

Our business activities are subject to substantial government regulation

Corporate Practice of Medicine and Other Laws, page 51

10.

We note your disclosure that the corporate practice of medicine is prohibited in markets in which you operate and that in these markets you have agreements with professional medical corporations that are all 100% owned by licensed physicians “employed by us.” Please clarify here and throughout what you mean by your disclosure that the physicians are employed by Alignment Healthcare as it appears that the physicians are employed by the medical organizations.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 51 and 126 of Amendment No. 1.

Sonia Bednarowski

Securities and Exchange Commission

Division of Corporation Finance

January 11, 2021

Business

Alignment’s Virtuous Cycle, page 108

11.

We note your disclosure on page 110 that 70% of your members are in a $0 monthly premium plan. Please describe the revenues earned from the 30% of your members who pay monthly premiums and whether such monthly premiums affect the PMPM payment you receive from CMS or from Third-Party Payors. In addition, please describe the material terms of your CMS contracts and your agreements with the Third-Party Payors. Also, if material to your business, please describe the material terms of your agreements with the third-party brokers who sell your products.

Response: The Company acknowledges the Staff’s comment and advises that revenues earned from members paying monthly premiums are immaterial, and that such monthly premiums do not affect the PMPM payments received by the Company.

The Company has entered into standard form agreements with CMS pursuant to Sections 1851 through 1859 of the Social Security Act (the “SSA”), pursuant to which the Company has agreed to operate its plans in accordance with applicable laws and regulations and CMS has agreed to make payments to the Company under the SSA. Such agreements provide for, among other things, the provision of benefits to members, member enrollment requirements, member and provider protections and marketing requirements, as well as recordkeeping and reporting requirements, all with reference to applicable laws and regulations as described in more detail under “Business - Regulation” in Amendment No. 1. The Company has filed the form of CMS contract as an exhibit to Amendment No. 1. Please also see the revised disclosure on page 123 of Amendment No. 1.

As noted in response to comment #6 above, as of January 1, 2021, substantially all of the Company’s members were enrolled pursuant to contracts with CMS. As a result, the Company respectfully submits that a discussion of the terms of the Company’s agreements with Third-Party Payors are not material to the Company’s business or results of operations. In addition, the Company confirms that the terms of its agreements with third-party brokers are not material to the Company’s business or results of operations.

Our Growth Strategy

Expand into new markets, page 120

12.

We note your disclosure that you have launched your national expansion strategy and have identified additional markets for potential expansion in 2022 and beyond. Please identify these markets, and disclose the timeline for such expansion as well as the estimated costs associated with each step of your planned expansion.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 12, 82 and 120 of Amendment No. 1. The Company respectfully submits that the specific markets it has identified for potential expansion, as well as the high-level timelines for such expansion, are competitively sensitive. The Company is considering several potential new markets, and accordingly has not prepared detailed cost outlines for expansion in any particular market. However, the Company expects that its costs to expand into each new market will be substantially consistent with the costs that it has historically incurred when expanding into new markets.

Sonia Bednarowski

Securities and Exchange Commission

Division of Corporation Finance

January 11, 2021

Partner with providers to accelerate growth and improve operational performance, page 121

13.

Please revise to describe the material terms of your financial arrangements with medical groups, shared risk providers, affiliate providers, providers employed by health systems and community-based, independent primary care physicians so that investors understand your different types of payment models and agreements with medical providers. In addition, please describe the material terms of your contractual agreements with your variable interest entities.

Response: The Company advises that none of the financial or contractual arrangements referenced in the Staff’s comment is material to the Company. In addition, such arrangements with third parties are highly negotiated and specific to each counterparty. As a result, the Company respectfully submits that the disclosure contemplated by the Staff’s comment would not be material to investors, nor would it contribute to an investor’s understanding of the disclosure.

Executive Compensation

Equity Incentive Compensation, page 137

14.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the incentive units underlying your equity issuances and the reasons for any differences between the recent valuations of your limited partnership units leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including equity compensation and beneficial conversion features.

Response: The Company acknowledges the Staff’s comment and confirms that it will provide such information once an estimated offering price or range has been determined.

7. Medical Expenses Payable, page F-17

15.	Please revise your tables of incurred and paid claims development on page F-18 to include separate disclosure of the IBNP for each accident year presented. Refer to ASC 944-40-50-4E.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 100 and F-18 of Amendment No. 1.

Notes to Consolidated Financial Statements

14. Regulatory Requirements and Restricted Funds, page F-23

16.

We note your disclosure that you are in compliance with the Risk Based Capital and Tangible Net Equity capital requirements. Revise to disclose the amount by which you meet or exceed the minimum amounts required. Similarly, revise to include disclosure of restrictions on subsidiary dividends subject to regulatory requirements and the amounts free from such restrictions. Refer to ASC 944-505-50 and Item 4-08(e) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page F-24 of Amendment No. 1.

Sonia Bednarowski

Securities and Exchange Commission

Division of Corporation Finance

January 11, 2021

*                    *                     *

If you have any questions regarding Amendment No. 1 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3434.

Sincerely,

/s/ Christopher J. Cummings

cc:	Rolf Sundwall

Sharon Blume

Justin Dobbie

Securities and Exchange Commission

John Kao

Thomas Freeman

Michael Foster

Alignment Healthcare, Inc.

Khurram Siddiqui

Deloitte & Touche LLP

Byron B. Rooney

Pedro J. Bermeo

Davis Polk & Wardwell LLP

Christian Kurtz

Paul, Weiss, Rifkind, Wharton & Garrison LLP